Exhibit 12.01

Oklahoma Gas and Electric Company
Ratio of Earnings to Fixed Charges

Year ended December 31 (In millions)	2007	2008	2009	2010	2011

Earnings:
Pre-tax income	$234.9	$195.4	$290.4	$326.7	$381.2
Add: Fixed charges	61.1	85.2	104.0	110.9	123.3
Subtotal	296.0	280.6	394.4	437.6	504.5

Subtract:
Allowance for borrowed funds used during construction	4.0	4.0	8.3	5.5	10.4
Total earnings	292.0	276.6	386.1	432.1	494.1

Fixed Charges:
Interest on long-term debt	50.9	67.3	96.5	104.7	118.7
Interest on short-term debt and other interest charges	8.0	15.8	5.4	4.2	3.3
Calculated interest on leased property	2.2	2.1	2.1	2.0	1.3
Total fixed charges	$61.1	$85.2	$104.0	$110.9	$123.3

Ratio of Earnings to Fixed Charges	4.78	3.25	3.71	3.90	4.01